

Mail Stop 7010

July 3, 2008

By U.S. Mail and facsimile

Mr. William J. Muran
President
Ameriwest Minerals Corp.
5135 Camino Al Norte, Suite 250
North Las Vegas, NV 89031

Re: Ameriwest Minerals Corp.
        Post-Effective Amendment No. 2 to Registration Statement on Form SB-2
        Filed June 17, 2008
        File No. 333-145225
        Supplemental Response filed June 17, 2008

Dear Mr. Muran:

        We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 1. Because you delivered to your
      investors a copy of the prospectus prior to the delivery of the subscription
      agreement, it does not appear that you may rely on Regulation S to exempt the sale
      of your securities. It also appears that you sold all of the shares originally registered

on the Form SB-2 prior to the time that the post-effective amendment was declared effective. As such, please provide us with your analysis of your compliance with Section 5 of the Securities Act of 1933 and the steps you intend to take to address our concerns. In your response tell us whether you have considered the need for risk factor disclosure in your future reports filed in accordance with the Securities Exchange Act of 1934 and any future registration statements filed under the Securities Act of 1933. Also tell us whether you have considered the need to recognize a contingent liability in your financial statements.

Finally, you have indicated that you intend to file another registration statement to register the resale of the shares you sold. If this is still your intention, please tell us how you intend to address the issues raised in this comment and whether you will name the shareholders who will be selling their shares as underwriters.

2. We note your response to our prior comment 3 and the filing of Post-Effective Amendment No. 2 to deregister the shares. We are awaiting your further response to our comments before we will process this filing.

Closing Comments

As applicable, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: D. Levy